Bank of America Plaza	813.229.7600
101 East Kennedy Boulevard	813.229.1660 fax
Suite 2800
Tampa, Florida 33602
www.slk-law.com
Julio C. Esquivel
813.227.2325
jesquivel@slk-law.com
October 23, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Brookside Technology Holdings Corp.
Form 10-K for the Year Ended December 31, 2008 Filed March 31, 2009 (the “2008 Form 10-K)
Form 10-Q for the Quarterly Period Ended June 30, 2009 (the “June Form 10-Q)
File No. 0-52702
Dear Mr. Spirgel:
     On behalf of Brookside Technology Holdings Corp. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated September 28, 2009, with respect to the above-referenced filings. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments. In response to some of the comments, the Company indicates that it intends to file an amendment to the 2008 Form 10-K to clarify or modify prior disclosures. The Company proposes to file this amendment promptly upon review of the proposals contained herein with the Staff. All capitalized terms not defined herein shall have the meaning ascribed to such terms by the 2008 Form 10-K.
Form 10-K for the Year Ended December 31, 2008
General
1.	We note that you intend to file an amendment to the 2008 Form 10-K to clarify or modify certain prior disclosure. Please note that such amendment should reflect expanded disclosure in response to our previously-issued comments which you agreed to comply with in future filings, including, for example, comments one, two and 21.
TAMPA | TOLEDO | CHARLOTTE | COLUMBUS

Securities and Exchange Commission
October 23, 2009

In response to the Staff’s comment, in the amended 2008 Form 10-K which the Company intends to file it will reflect the expanded disclosure that the Company agreed to include in future filings, including, for example, in response to comments one, two and 21.
2.	As set forth in our letter dated August 19, 2009, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In response the Staff’s comment, on behalf of the Company, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Summary Compensation Table, page 24
3.	We note your response to comment 11 from our letter dated August 9, 2009. Please explain either revise the disclosure in the table or include a footnote to the table explaining that the amounts reflected in the table are in thousands.
In response to the Staff’s comment, we will amend the 2008 Form 10-K to include a footnote that that explains the amounts reflected in the table are in the thousands.
Statement of Cash Flows, page F-6
     Cash Equivalents, page F-9
4.	We note your response to comment 12 from our letter dated August 19, 2009. As previously requested, tell us why it is appropriate to classify restricted cash that becomes available within one year from the date of the financial statements as cash and cash equivalents.

Securities and Exchange Commission
October 23, 2009

The Company will amend the 2008 Form 10-K not only to revise the definition of what it considers to be cash equivalents in a manner consistent with paragraph 8 of SFAS 95, but it will also restate the Statement of Cash Flows contained therein to reflect as “cash and cash equivalents” only cash that becomes available within three months of the date of the financial statements in a manner consistent with paragraph 8 of SFAS 95.
Convertible Securities with Beneficial Conversion Features. Page F-11
5.	We note your response to comment 13 from our letter dated August 19, 2009. We further note that your Series A Stock is redeemable if your shareholders approve a tender or exchange offer or your shareholders voluntarily exchange their shares for other securities or cash. Please tell us and disclose whether your shareholders have the right to require you to enter into a tender or exchange offer and the conditions, other than your example included in your response, which allows your shareholders to require you to exchange their shares for other securities or cash.
The Company will amend its 2008 Form 10-K to state that “If the common shareholders voluntarily exchange their shares for other securities or cash (for example, in connection with a merger, consolidation or share exchange agreement presented to the Company and its shareholders for approval), the Series A Stock will become redeemable. However, the Company’s common shareholders do not have any rights allowing them to require that the Company exchange their common shares for any other securities or cash and they cannot require the Company to enter into a merger, consideration, share exchange or tender offer.”
Note 6 — Long-term Debt, page F-18
6.	We note your response to comment 15 from our letter dated August 19, 2009. Please tell us how you gave effect to the reversal of any unamortized discounts related to the Hilco and DD Notes in the September 23, 2008 exchange transaction as well as the recognition of the discount on the subordinated note. In addition, tell us how you accounted for Hilco’s transfer of warrants to purchase 61,273835 shares of your common stock in connection with the Vicis’ debt exchange and refer to your basis in the accounting literature. Please revise the journal entries as provided herein to clearly illustrate to us how you accounted for the subject discounts, the warrants and the recognition of the gain from debt extinguishment
In response to the Staff’s comment, we respectfully advise the staff that there was no remaining unamortized discount at September 23, 2008 related to the Hilco or DD Notes as both notes had original maturities of September 26, 2008. The unamortized discount of approximately $45,000 on the subordinated debt was amortized in September 2008.
The additional journal entry is as follow;

Debit Amortization of loan discount	$45,000
Credit- Unamortized debt discount	$45,000

Securities and Exchange Commission
October 23, 2009

To expense the remaining amount of the unamortized debt discount upon refinancing. The possible adjustment to a reduction on gain on extinguishment was considered immaterial.
The accounting by Vicis of the acquisition of Hilco warrants along with the Hilco debt was accounted for outside the company. We relied on EITF D-97, “Push-Down Accounting” and SAB 54 for our accounting guidance. In Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, the SEC staff indicated that it believes push-down accounting is required in “purchase transactions that result in an entity becoming substantially wholly owned.”
In determining whether a company has become substantially wholly owned, the SEC staff has stated that push-down accounting would be required if 95 percent or more of the company has been acquired (unless the company has outstanding public debt or preferred stock that may impact the acquirer’s ability to control the form of ownership of the company), permitted if 80 percent to 95 percent has been acquired, and prohibited if less than 80 percent of the company is acquired.
Subsequent to the Hilco debt transaction with Vicis (which included the transfer of the 61,273,835 of warrants to purchase common stock previously owned by Hilco, with no change in the terms of such warrants, and the conversion of debt and Series B preferred stock to Series A Preferred stock) Vicis had less than a 75% interest in voting stock of the Company (all represented by Series A Preferred Stock). Specifically, after such transaction, Vicis owned no shares of common stock, no shares of Series B Preferred Stock and 11,421,716 shares of Series A Preferred Stock. The Series A Preferred Stock is entitled to vote on all matters presented to the shareholders along with the common stock as a single class, on an as-converted basis, but subject to a cap of 4.99% of the outstanding common stock per holder. None of the warrants owned were given consideration as they are not voting and would required conversion into common stock.
The SEC staff believes that under a “mutual promotion and subsequent collaboration” model, a member of a collaborative group would be any investor that helps to consummate the acquisition and works or cooperates with the subsequent control of the acquired company. None of the other significant investor groups were considered to be part of a collaborative group. Approximately 120,000,000 shares of common stock were held by original management, USVD Management and STN management (which are separate from Vicis).
As such we believe that any activity related to a transaction between debt holders outside of the Company, particularly the Hilco debt and warrant transfer, would not be recorded inside the Company as the Vicis group had less than 75% voting interest in the Company even if it were to convert all of its Series A Preferred Stock to common stock. Further, even if all warrants were converted, the Vicis group would have less than the 95 percent level that would require the use of push down accounting.
     Form 10-Q for the Quarterly Period Ended June 30, 2009
     Consolidated Balance Sheets, page 4.
7.	We note your response to comment 16 from our letter dated August 19, 2009. Since the cash is restricted until you substantially complete the job, it appears the cash collateral is not a cash and cash equivalent under paragraph 8 of SFAS 956. Please revise.

Securities and Exchange Commission
October 23, 2009

In response to the Staff’s comment, the Company will amend its 10-Q to reflect that this cash collateral account will not be considered a “cash and cash equivalent.”
     Item 4T. Controls and Procedures, page 30
8.	We note your response to comment 13 from our letter dated August 19, 2009. Please amend your Form 10-Q to disclose the information you provided to us in your response to this comment.
The Company will amend its Form 10-Q to disclose the information it previously provided to the Staff in response to this comment.
          Should you have any further questions or comments, please call me at the number indicated above.

Very truly yours,
/s/ Julio C. Esquivel
Julio C. Esquivel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
ANNUAL REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
For Year Ended December 31, 2008
Brookside Technology Holdings Corp.
(Exact name of registrant as specified in its charter)

Florida (State or Other Jurisdiction)	0-52702 (Commission File Number)	20-3634227 (IRS Employer Identification No.)
15500 Roosevelt Blvd, Suite 101
Clearwater, FL 33760
(Address of principal executive offices) (zip code)
(727) 535-2151
(Registrant’s telephone number, including area code)
Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.               ☐
Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.
     Yes     (     )               No     (     )
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes     (X)               No     (     )
Check if there was no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and smaller “reporting company” in Rule 12b-2 of the Echange Act. (Check one):

Large accelerated filer ( )	Accelerated filer ( )	Non-accelerated filer ( )	Smaller reporting company (X)
Revenues for the year ended December 31, 2008: $21,709,607
Aggregate market value of the voting common stock held by non-affiliates of the registrant as of March 31, 2009 was: $3,117,819
Number of shares of the registrant’s common stock outstanding as of March 31, 2009 is: 140,228,340

ITEM ~~6~~7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
Forward Looking Statements
Some of the statements contained in this Form 10-K contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. You should read statements that contain these words carefully because they:
•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; and

•	state other “forward-looking” information.
We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors,” “Business” and elsewhere in this prospectus.
Plan of Operation
Introduction
Our company, Brookside Technology Holdings Corp. (formerly “Cruisestock, Inc.”), was incorporated in September, 2005 under the laws of the State of Texas. On February 21, 2007, through a series of transactions (the “Share Exchange”), we acquired Brookside Technology Partners, Inc. (“Brookside Technology Partners”), which was incorporated in December 2001 under the laws of the State of Texas. Prior to the Share Exchange, we were a development stage company and had not realized any revenues from our operations. As a result of the Share Exchange, (i) Brookside Technology Partners became our wholly-owned subsidiary, (ii) the former stockholders of Brookside Technology Partners obtained, collectively, the majority ownership of the outstanding common stock of our company and (iii) we succeeded to the business of Brookside Technology Partners as our sole business. From an accounting perspective, Brookside Technology Partners was the acquirer in the Share Exchange. Because of the forgoing, management does not believe that it is informative or useful to compare Cruisestock’s results of operations with those of Brookside Technology Partners. Instead, below we discuss Brookside Technology Partners’s results of operations and financial performance. See Note 1 to our Financial Statement contained herein.
Headquartered in Austin, Texas, Brookside is a provider and global managed service company specializing in selling, designing, analyzing and implementing converged Voice over IP (VoIP), data and wireless business communications systems and solutions for commercial and state/government organizations of all types and sizes in the United States. Brookside is recognized a leading VoIP resellers and professional services vendors with over 300 BCM installations that have various forms of networked or VoIP functionality.
Additionally, on September 14, 2007, we acquired all of the membership interest of USVD from The Michael P. Fischer Irrevocable Delaware Trust under Agreement dated April 5, 2007, and The M. Scott Diamond Irrevocable Delaware Trust under Agreement dated April 23, 2007 (the “Sellers”), pursuant to a Membership Interest Purchase Agreement closed on such date (the “Purchase Agreement”).
Headquartered in Louisville, Kentucky, USVD is a leading regional provider of telecommunication services including planning, design, installation and maintenance for the converged voice and data systems. USVD serves the Kentucky and Southern Indiana markets, operating out of offices in Louisville, Lexington and Indianapolis. USVD combines technical expertise in a range of communications products, including IP-enabled platforms, wired and wireless IP and digital endpoints and leading edge communications applications to create converged voice, video and data networks that help businesses increase efficiency and optimize revenue opportunities, critical for success in today’s competitive business environment. The sale of new systems, built on either Inter-Tel or NEC platforms, is the backbone of USVD’s business, typically accounting for approximately 65% of USVD’s revenue. The purchase price of approximately $15,400,000 was paid through a combination of common stock, cash at closing and a seller note. Additionally, the Purchase Agreement provides the Sellers with the opportunity to earn additional stock or cash consideration in the form of a three-year performance based earnout.

Liquidity and Capital Resources
Prior to the Share Exchange on February 21, 2007, Brookside Technology Partners was funded primarily through shareholder loans and from cash provided by its operations. In connection with the Share Exchange, as previously reported, the Company raised funds through a private placement of Series A Stock (the “Private Placement”). In the Private Placement, the Company received net cash proceeds of $1,280,337, after the deduction of all expenses and not including the conversion of certain notes payable.
Subsequent to the Private Placement, the Company acquired USVD. In order to fund the acquisition, the Company, through Midtown Partners & Co, LLC and LCG Capital, raised approximately $11,000,000 less fees and expenses of $1,192,000 for net cash proceeds of $9,808,000. The financing consisted of approximately $8,000,000 of senior and subordinated debt and $3.0 million of Series B Stock. In connection therewith, the Company and its two subsidiaries, USVD and Brookside Technology Partners, entered into a Credit Agreement with Hilco Financial LLC, pursuant to which Hilco agreed to provide a $7,000,000 revolving line of credit, bearing interest at 15% and maturing on September 26, 2008 (the “Senior Loan”). This note was assumed by Vicis and refinanced on June 18, 2008.
Additionally, the Company entered into a Securities Purchase Agreement with Vicis Capital Master Fund, a sub-trust of Vicis Capital Series Master Trust, pursuant to which Vicis acquired 3,000,000 shares of Series B Stock of the Company for $3,000,000, which shares are convertible into 24,000,000 shares of common stock of the Company (subject to certain adjustments). The Series B Stock was converted to Series A Stock on July 3, 2008. Accordingly, the Company no longer has any outstanding shares of Series B Stock.
Additionally, the Company also entered into a Subordinated Note and a related Subordinated Note Purchase Agreement with DD Growth Premium Fund, pursuant to which DD Growth Premium Fund loaned the Company $1 million, bearing interest at 10% per annum and maturing on December 30, 2008 (the “Subordinated Loan”). Hilco Financial, LLC, Vicis Capital and DD Growth Premium Fund are together hereinafter referred to as “Lenders”. The DD debt was assumed by Vicis and refinanced on June 18, 2008.
In connection with the forgoing, the Company granted (a) Vicis a warrant to purchase 24,000,000 shares of common stock of the Company at an exercise price of $0.125 per share; (b) Hilco Financial LLC a warrant to purchase 61,273,835 shares of common stock of the Company at an exercise price of $0.137 per share; (c) DD Growth Premium Fund a warrant to purchase 10,000,000 shares of common stock of the Company at an exercise price of $0.114 per share; and (d) Midtown Partners & Co. a warrant to purchase 5,800,000 shares of common stock of the Company at an exercise price of $0.114 per share.
The Company completed the STN acquisition on September 23, 2008. As part of the acquisition, the Company was able to rearrange its debt and equity and obtain more favorable terms with a $7,000,000 term loan with Chatham Credit Management III, LLC (“Chatham Term Loan”), the refinance of the Series B Stock, Hilco and DD debt owned by Vicis, as well as the additional $2,500,000 cash received by Vicis for issuance of Series A Stock, and the $1,500,000 subordinated loan issued to us by Vicis. The Chatham Term Loan is for a term of 36 months. The interest rate is LIBOR plus nine percent (9%). The Company is required to pay interest only for the first six months, then interest plus principal in the amount of $83,333 per month for the remaining 30 months, with the remaining principal due on full on September 26, 2011. The Company also has a $2,000,000 line of credit with Chatham Credit Management III, LLC (this in connection with the Chatham Term Loan hereinafter referred to as the “Chatham Senior Debt”) with no outstanding balance and cash and cash equivalents of approximately $1.2 million at December 31, 2008. The Chatham line of credit has calculates monthly interest at LIBOR plus four percent (4%). The Chatham Credit Agreement contains standard representations, warranties and covenants that require the Company, on a consolidated basis, to maintain at the end of each month: (1) a fixed charge coverage ratio for the 12 months then ended of at least 1.75:1; and (2) a leverage ratio as of the last day of such fiscal month and for the 12 months then ended of not more than 3:1, in each case calculated as set forth in the Credit Agreement. Although the Company was in compliance with all of its covenants at December 31, 2008, the Company is currently not in compliance with the leverage ratio. The leverage ratio for the 12 months ended January 31, 2009 was 3.20:1.In accordance with terms of our Chatham Senior Loan credit facility, we can only borrow up to three times our trailing twelve months EBITDA, calculated monthly. So long as the Company remains in non-compliance with the leverage ratio, the Company’s ability to borrow under its line of credit with Chatham will be limited, unless such non-compliance is suspended or waived by Chatham.
There can be no assurances that we will generate sufficient availability under this arrangement to provide adequate financing to fund our business strategy. Failure to due so will have a severe adverse affect on the Company. The

Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations, raise additional financing through public or private equity financings, or secure other sources of financing to fund operations. The Company has cash and cash equivalents of $835,525~~1,204,191~~, restricted cash and cash collateral of $1,735,332~~366,666~~ and working capital of $444,608 at December 31, 2008. The Company had net cash used in operating activities of $332,352 during the year ended December 31, 2008. The Company sustained a loss for the year ended December 31, 2008 of approximately $5 million, sustained losses in 2007 and 2006 and has a retained deficit of approximately $17 million. These losses were primarily due to the amortization expense related to the accounting treatment of warrants issued in connection with the debt raised to fund the USVD acquisition, and stock compensation expense related to the accounting treatment of employee stock options. For the year ended December 31, 2008, the Company had net cash used in operating activities of $332,352. Currently, the Company believes it has the ability to meet its short-term and long-term capital needs for operations from cash on hand, cash to be generated from operations and the borrowing availability on its credit lines. In reaching this conclusion, the Company has taken into account all future obligations, including the obligation to pay the sellers of USVD 50% of USVD’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) through September 2010 if its EBITDA exceeds certain targets. Additionally, in reaching such conclusion the Company has taken into consideration management’s strategy of managing costs in line with estimated total revenues for the balance of fiscal 2009 and beyond. As part of such strategy, the Company intends to implement further cost reductions if projected revenues are not fully realized, which should reduce the Company’s cash requirements. However, there can be no assurance that anticipated revenues will be realized, that cost reductions can be implemented, or that the Company will successfully implement its plans. Various factors, including the recent economic downturn and the risks discussed under the heading “Risk Factors” could materially impact the Company’s business operations, including its capital needs, liquidity and capital resources. The Company may need to raise additional capital or seek additional financing to support its operations and to implement its business plan, and there can be no assurances that it will be able to do so. See Risk Factors. ~~Historically, the Company has relied on borrowings and equity financings to maintain its operations. The Company believes it has enough cash to operate for the coming year with its cash on hand, cash to be generated from operations and the borrowing availability on its credit lines. However, the recent economic downturn could have a material affect on its business operations. In addition, the Company may raise additional funds for future acquisitions.~~
Critical Accounting Policies
Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. For a description of those estimates, see Note 3, Significant Accounting Policies, contained in the explanatory notes to our financial statements contained in this Report. On an ongoing basis, we evaluate our estimates, including those related to reserves, deferred tax assets and valuation allowance, and impairment of long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above described items, are reasonable.
Revenue Recognition
The Company derives its revenues primarily from sales of converged VOIP telecommunications equipment and professional services implementation/installation, data and wireless equipment and installation, recurring maintenance/managed service and network service agreements and other services. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), as amended by SAB No. 104. Under SAB 101 and SAB 104, revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectibility is reasonably assured. Sales are recorded net of discounts, rebates, and returns.
The Company primarily applies the percentage-of-completion method and generally recognizes revenue based on the relationship of total costs incurred to total projected costs. Profits expected to be realized on such contracts are based on total estimated sales for the contract compared to total estimated costs, including warranty costs, at completion of the contract. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are made cumulative to the date of the change. Provision for anticipated losses on uncompleted contracts is made in the period in which such losses become evident.

Revenue from contracts that contain multiple elements that are not accounted for under the percentage-of-completion method are accounted for in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Revenue from these contracts is allocated to each respective element based on each element’s relative fair value, if determinable, and is recognized when the respective revenue recognition criteria for each element are met.
The Company’s recognizes revenue from the equipment sales and installation services using the percentage of completion method. The services for maintaining the systems we install are sold as a stand-alone contract and treated according to the terms of the contractual arrangements then in effect. Revenue from this service is generally recognized over the term of the subscription period or the terms of the contractual arrangements then in effect.
A majority of equipment sales and installation services revenues are billed in advance on a monthly basis based upon the fixed price, and are included both accounts receivable and deferred income on the accompanying balance sheets. Direct costs incurred on such contracts are deferred until the related revenue is recognized and are included in deferred contract costs on the accompanying balance sheets.
The Company also provides professional services (maintenance/managed services) on a fixed price basis. These services are billed as bundles and or upon completion of the services.
RISK FACTORS
You should carefully consider the risks described below before deciding to invest in or maintain your investment in our Company. The risks described below are not intended to be an all-inclusive list of the potential risks relating to an investment in our securities. If any of the following or other risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.
RISKS RELATED TO OUR BUSINESS:
~~Until the Earnout to the USVD Sellers is paid, we may need to split our EBITDA with the Sellers.~~
~~Pursuant to the USVD Membership Purchase Agreement, we agree to pay to the Sellers of USVD 50% of USVD’s EBITDA through September 2010 if the EBITDA exceeds certain targets. As a result, although we will be entitled to retain the other 50% of EBITDA, this may inhibit our ability to obtain new financing and to undertake our growth strategy.~~
Our Chatham Senior Loan may not provide adequate cash flow to finance our operations.
The Chatham Credit Agreement contains standard representations, warranties and covenants that require the Company, on a consolidated basis, to maintain at the end of each month: (1) a fixed charge coverage ratio for the 12 months then ended of at least 1.75:1; and (2) a leverage ratio as of the last day of such fiscal month and for the 12 months then ended of not more than 3:1, in each case calculated as set forth in the Credit Agreement. Although the Company was in compliance with all of its covenants at December 31, 2008, the Company is currently not in compliance with the leverage ratio. The leverage ratio for the 12 months ended January 31, 2009 was 3.20:1.In accordance with terms of our Chatham Senior Loan credit facility, we can only borrow up to three times our trailing twelve months EBITDA, calculated monthly. There can be no assurances that we will generate sufficient availability under this arrangement to provide adequate financing to fund our business strategy. Failure to due so will have a severe adverse affect on the Company.
We have very limited liquidity from operations.
In addition to the financing and operational concerns discussed in this filing, we incurred net losses of $4,830,790 and $7,604,504 during the years ended December 31, 2008 and 2007, respectively. Further, the Company had net cash used in operating activities of $332,352 and $1,048,494 during the years ended December 31, 2008 and 2007, respectively. Failure to improve the Company’s cash from operations could have a severe adverse affect on the Company.

We may not be able to undertake our growth strategy.
In addition to operating Brookside Technology Partner’s, USVD’s and STN’s historical businesses, our growth strategy calls for undertaking strategic acquisitions over the next 12 months. See “Description of Business — Growth Strategy.” If our liquidity issues cause us to enter into a default situation with Chatham, which will limit our access to capital, we will not be able to implement our acquisition strategy.
We may not be able to manage our anticipated growth.
Our growth plan calls for the acquisition of other businesses. As a result of the USVD and STN acquisitions, our management team has greater experience in negotiating, closing and integrating acquisitions into our core business. However, there can be no assurances that we will be able to successfully acquire or integrate other business. Additionally, our growth strategy is anticipated to place significant demands on our managerial and operational resources. Our failure to manage our growth efficiently may, among other things, divert management’s attention from the operation of our core business and negatively impact our business.
As a result of ~~a~~our being a reporting public company, our expenses increase proportionately.
Our ongoing expenses have increased significantly, including expenses in compensation to our officers, ongoing public company expenses, including increased legal and accounting expenses as a result of our status as a reporting company and the requirement that we register the shares underlying the preferred stock and warrants issued pursuant to the Purchase Agreement, expenses incurred in complying with the internal controls requirements of the Sarbanes Oxley Act, and obligations incurred in connection with the acquisition of USVD and STN. Our failure to generate sufficient revenue and gross profit could result in reduced profits or increased losses as a result of the additional expenses.
Fluctuations in our operating results and announcements and developments concerning our business affect our stock price.
Our quarterly operating results, the number of stockholders desiring to sell their shares, changes in general economic conditions and the financial markets, the execution of new contracts and the completion of existing agreements and other developments affecting us, could cause the market price of our common stock to fluctuate substantially.
Our officers and directors are involved in other businesses which may cause them to devote less time to our business.
Our officers’ and directors’ involvement with other businesses may cause them to allocate their time and services between us and other entities. Consequently, they may give priority to other matters over our needs, which may materially cause us to lose their services temporarily, which could affect our operations and profitability. We also rely heavily on Mike Fischer and Scott Diamond, CEO and COO, respectively, of USVD, as well as Michael Promotico, CEO of STN. The loss of any of these individuals would adversely impact us. Per their employment agreements, if we fail to make any payments to Mike Fischer or Scott Diamond under any of their agreements, they can compete with us, and that would also materially adversely impact us.
We are dependent upon third party suppliers to provide our products, and the loss of these suppliers or a disruption or interruption in the supply chain may adversely affect our business.
We do not manufacture any of our products. We purchase our products from third parties. The loss of one or more of our suppliers could cause a significant disruption or interruption in the supply chain and could have a material adverse effect on our business.
Our success depends, in part, on the quality of our products.
Our success depends, in part, on the quality of our products. If our products are found to be defective or unsafe, or if they otherwise fail to meet our customers’ standards, our relationships with our customers could suffer, our brand appeal could be diminished, and we could lose market share and/or become subject to liability claims, any of which could result in a material adverse effect on our business, results of operations and financial condition.

Board Committees
The Board may appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges, although such requirements currently do not apply to us. Chris Philips serves as the chairman of the Company’s audit committee, which is comprised of all members of the board of directors. Until further determination by the Board, the full Board will undertake the duties of the ~~audit committee,~~ compensation committee and nominating committee.
Employment Agreements
On September 14, 2007, the Company caused USVD, its new subsidiary, to enter into employment agreements with Michael P. Fischer and M. Scott Diamond, with initial terms of three years, pursuant to which they will serve as USVD’s CEO and COO, respectively. The employment agreements contain standard terms and provisions, including non competition and confidentiality provisions and provisions relating to early termination and constructive termination, and provide for an annual base salary and certain standard benefits. On September 23, 2008, the Company caused STN , its new subsidiary, to enter into an employment agreement with Michael Promotico, with an initial term of three years, pursuant to which he will serve as STN’s Chief Executive Officer . The employment agreement contain standard terms and provisions, including non-competition and confidentiality provisions and provisions relating to early termination and constructive termination, and provide for an annual base salary and certain standard benefits.
Compensation of Directors
There are presently no arrangements providing for payments to directors for director or consulting services. We expect to establish these arrangements shortly upon increased business activities.
Code of Ethics
We have formally adopted a written code of ethics that applies to our board of directors, principal executive officer, principal financial officer and employees. See Item 13.
SUMMARY COMPENSATION TABLE
The following table sets forth information concerning the total compensation that Brookside Technology Holdings Corp has paid or that has accrued on behalf of Brookside Technology Holdings Corp’s chief executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended December 31, 2008 and 2007.

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
				Other		Securities		All Other
				Annual	Restricted	Underlying	LTIP	Compen-
Name and Principal				Compen-	Stock	Options/	Pay-	sation
Position	Year	Salary ($)	Bonus ($)	Sation ($)	Award(s)	SARs	outs	($)
Michael Nole-CEO	2008	180	29	-0-	-0-	-0-	-0-	-0-
	2007	145	-0-	-0-	-0-	-0-	-0-	-0-
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
George Pacinelli -	2008	140	-0-	-0-	-0-	-0-	-0-	-0-
President	2007	87	-0-	-0-	-0-	-0-	-0-	-0-
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mike Fischer	2008	105	-0-	-0-	-0-	-0-	-0-	-0-
CEO — US Voice
& Data, LLC	2007	28	-0-	-0-	-0-	-0-	-0-	-0-
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Scott Diamond	2008	145	-0-	-0-	-0-	-0-	-0-	-0-
COO — US Voice	2007	39	-0-	-0-	-0-	-0-	-0-	-0-
&Data, LLC	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael Promotico	2008	65	-0-	-0-	-0-	-0-	-0-	-0-
President — Standard Tel	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Networks, LLC	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Bryan McGuire -	2008	100	-0-	-0-	-0-	-0-	-0-	-0-
CFO	2007	81	-0-	-0-	-0-	-0-	-0-	-0-
	2006	N/A	-0-	-0-	-0-	-0-	-0-	-0-

Amounts represented above are in thousands of dollars (000’s).
The Company has not implemented an incentive bonus compensation plan as of March 31, 2009.
Compensation Committee Interlocks and Insider Participation
During 2007, we did not have a compensation committee or another committee of the board of directors performing equivalent functions. Instead the entire board of directors performed the function of compensation committee.

ITEM 13.	EXHIBITS
The following exhibits are included as part of this Form 10-K. References to “the Company” in this Exhibit list mean Brookside Technology Holdings Corp., a Florida corporation.

Exhibit
Number	Description

2.1	Articles of Incorporation (1)

2.2	Amendment to Articles of Incorporation dated September 14, 2007 (2)

2.3	Amendment to Articles of Incorporation dated July 3, 2008

2.4	Amendment to Articles of Incorporation dated August 4, 2008 (3)

2.5	By-laws

10.1	Dynamic Decisions Note (2)

10.2	Dynamic Decisions Purchase Agreement (2)

Exhibit
Number	Description

10.3	Vicis Capital Master Fund Securities Purchase Agreement (2)

10.4	Vicis Capital Master Fund Registration Rights Agreement (2)

10.5	Hilco Credit Agreement (2)

10.6	US Voice & Data, LLC Membership Purchase Agreement (2)

10.7	Michael P. Fischer Employment Agreement (2)

10.8	M. Scott Diamond Employment Agreement (2)

10.9	STN Stock Membership Purchase Agreement (4)

10.10	Michael Promotico Employment Agreement (4)

10.11	Chatham Credit Facility (4)

10.12	Chatham Term Note Dated September 23, 2008 (4)

10.13	Chatham Revolving Note Dated September 23, 2008 (4)

10.14	Chatham Warrant Purchase and Registration Rights Agreement (4)

10.15	Vicis Securities Purchase and Loan Conversion Agreement (4)

10.16	Vicis Subordinated Note Dated September 23, 2008 (4)

10.17	Note payable due to Michael Nole dated September 17, 2007.

10.18	Note payable due to Randy Rogers dated June 30, 2007.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(1)	Incorporated by reference from to Brookside Technology Holdings Corp’s Form S-1/A filed with the Securities and Exchange Commission on February 2, 2008.

(2)	Incorporated by reference from to Brookside Technology Holdings Corp’s Form 10-QSB filed with the Securities and Exchange Commission on November 19, 2007.

(3)	Incorporated by reference from to Brookside Technology Holdings Corp’s Form 8-K filed with the Securities and Exchange Commission on August 8, 2008.

(4)	Incorporated by reference from to Brookside Technology Holdings Corp’s Form 8-K filed with the Securities and Exchange Commission on September 29, 2008.

Exhibit 31.1
CERTIFICATION PURSUANT TO
18 U.S.C. ss 1350, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Michael W. Nole, certify that:
1.     I have reviewed this yearly report on Form 10-K of Brookside Technology Holdings Corp.
2.     Based on my knowledge, this yearly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3.     Based on my knowledge, the financial statements, and other financial information included in this yearly report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuerregistrant as of, and for, the periods presented in this yearly report;
4.     The ~~small business issuer~~registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant~~for the small business issuer~~ and have:
(a)     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the ~~small business issuer~~registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with general accepted accounting principles;
(c)     Evaluated the effectiveness of the ~~small business issuer~~registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)     Disclosed in this report any change in the ~~small business issuer~~registrant’s internal control over financial reporting that occurred during the ~~small business issuer~~registrant’s most recent fiscal quarter (the ~~small business issuer~~registrant’s forth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the ~~small business issuer~~registrant’s control over financial reporting; and
5.     The ~~small business issuer~~registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the ~~small business issuer~~registrant’s auditors and the audit committee of the ~~small business issuer~~registrant’s board of directors (or persons performing the equivalent functions):
(a)     all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the ~~small business issuer~~registrant’s ability to record, process, summarize and report financial information; and
(b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the ~~small business issuer~~registrant’s internal control over financial reporting.
Date: March 31, 2009
Signature: /s/ Michael W. Nole
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.1
CERTIFICATION PURSUANT TO
18 U.S.C. ss 1350, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Bryan G. McGuire, certify that:
1.     I have reviewed this yearly report on Form 10-K of Brookside Technology Holdings Corp.
2.     Based on my knowledge, this yearly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3.     Based on my knowledge, the financial statements, and other financial information included in this yearly report, fairly present in all material respects the financial condition, results of operations and cash flows of the ~~small business issuer~~registrant as of, and for, the periods presented in this yearly report;
4.     Theregistrant’s~~small business issuer’s~~ other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the ~~small business issuer~~registrant and have:
(a)     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the ~~small business issuer~~registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with general accepted accounting principles;
(c~~b~~)     Evaluated the effectiveness of the ~~small business issuer~~registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d~~c~~)     Disclosed in this report any change in the ~~small business issuer~~registrant’s internal control over financial reporting that occurred during the ~~small business issuer~~registrant’s most recent fiscal quarter (the ~~small business issuer~~registrant’s forth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the ~~small business issuer~~registrant’s control over financial reporting; and
5.     The ~~small business issuer~~registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the ~~small business issuer~~registrant’s auditors and the audit committee of the ~~small business issuer~~registrant’s board of directors (or persons performing the equivalent functions):
(a)     all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the ~~small business issuer~~registrant’s ability to record, process, summarize and report financial information; and
(b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the ~~small business issuer~~registrant’s internal control over financial reporting.
Date: March 31, 2009
Signature: /s/ Bryan G. McGuire
Chief Financial Officer
(Principal Financial Officer)

BROOKSIDE TECHNOLOGY HOLDINGS CORP
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(4,830,790)	$(7,604,504)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	132,294	69,921
Amortization of loan discounts and intangibles	4,358,031	4,999,760
Non-cash interest expense	686,189	—
Gain on debt extinguishment	(151,619)	—
Bad debt expense	—	30,465
Stock based compensation	165,237	915,000
(Increase) decrease in:
Accounts receivable	(935,625)	264,788
Inventory	99,653	1,055,293
Deferred contract costs	(17,460)	(79,039)
Prepaid expenses	4,053	(10,638)
Deposits and other assets	13,964	(2,428)
Increase (decrease) in:
Accounts payable and accrued expenses	485,032	140,347
Accrued payroll liabilities	437,840	277,131
Billings in excess of revenues	(997,993)	(1,224,156)
Income taxes payable	164,000	—
Other current liabilities	54,842	119,566
	4,498,438	6,556,010

NET CASH USED IN OPERATING ACTIVITIES	(332,352)	(1,048,494)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(180,428)	(76,941)
Cash used for restricted cash	(368,666)	—
Cash used for cash collateral	(1,366,667)	—
Acquisition of US Voice & Data, LLC (“USVD”), net of $855,791 in cash received	(227,091)	(9,094,289)
Acquisition of Standard Tel Networks, LLC (“STN”), net of $522,319 in cash received	(2,719,558)	—

NET CASH USED IN INVESTING ACTIVITIES	(4,862,410)	(9,171,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long term debt	14,097,455	10,424,576
Cash paid for fees in connection with USVD acquisition financing	—	(463,000)
Proceeds from Series B preferred stock financing classified as long-term debt, net of issuance costs of $250,000	—	2,750,000
Deferred finance charges	(588,984)	(349,538)
Proceeds from issuance of Series A preferred stock, net of issuance costs of $376,653	—	1,280,337
Proceeds from issuance of Series A preferred stock, in connection with the STN acquisition	2,500,000	—
Cash paid for fees in connection with the Exchange Transaction	—	(293,963)
Repayment of long term debt	(10,166,030)	(2,976,508)

NET CASH PROVIDED BY FINANCING ACTIVITIES	5,842,441	10,371,904

NET INCREASE IN CASH	647,679	152,180

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	187,846	35,666

CASH AND CASH EQUIVALENTS AT END OF YEAR	$835,525	$187,846

SUPPLEMENTAL DISCLOSURE
Income taxes paid	$63,559	$—

Interest paid	$899,840	$265,213

Non-cash financing and investing activities Exchange Transaction fee to Venture Fund II for consulting fees, paid in preferred stock	$—	$250,000

Accretion of preferred stock dividend including $1,983,607 beneficial conversion feature	$2,459,630	139,856

Payment of notes payable paid in preferred stock	$—	$235,000

Note Payable issued in USVD acquisition, net of origination discount	$—	$2,747,934

Value of common stock issued in USVD acquisition	$—	$2,345,000

Accrued interest added to note payable balance	$—	$46,556

Conversion of note for 400,000 shares of common stock	$—	$60,000

Beneficial conversion feature assigned to convertible debt	$—	$695,006

Warrant value assigned and beneficial conversion feature assigned from USVD acquisition debt	$—	$7,472,294

Warrant value assigned with Series A preferred stock	$—	$178,344

Value of common stock issued in STN acquisition	$1,169,755	$—

Warrant value assigned from Chatham financing	$2,901,388	$—

Beneficial conversion feature assigned to Series A preferred stock	$—	$2,157

Registration rights obligation assigned to Series A preferred stock	$—	$25,693

Warrant value and beneficial conversion feature assigned from Vicis Series A preferred issuance	$5,500,000	$—

Conversion of debt to Series A preferred stock	$5,026,384	$—

Conversion of Series A preferred stock to common stock	$388,493	$—

Registration rights obligation assigned to Series A preferred stock	$—	$25,693

See accompanying notes and independent auditors’ report.

BROOKSIDE TECHNOLOGY HOLDINGS CORP.
Notes to Consolidated Financial Statements
Note 2 — Liquidity and Capital Resources
The Company completed the STN acquisition on September 23, 2008. As part of the acquisition, the Company was able to rearrange its debt and equity and obtain more favorable terms. The Company has a $2,000,000 line of credit with no outstanding balance and cash and cash equivalents of approximately $836,000~~1.2 million~~ at December 31, 2008. The Company sustained a loss for the year ended December 31, 2008 of approximately $4.8 million, sustained losses in 2007 and 2006 and has a retained deficit of approximately $16.8 million. These losses were primarily due to the amortization expense related to the accounting treatment of warrants issued in connection with the debt raised to fund the USVD and STN acquisitions. For the year ended December 31, 2008 the Company had net cash used in operations of $332,352. Historically, the Company has relied on borrowings and equity financings to maintain its operations. The Company believes it has enough cash to operate for the coming year with its cash on hand, cash to be generated from operations and the borrowing availability on its credit lines. However, the recent economic downturn could have a material affect on its business operations.
Note 3 — Significant Accounting Policies
The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP) and to the practices within the telecommunications industry. The following summarizes the more significant of these policies.
Principles of Consolidation
The consolidated financial statements include the accounts of Brookside Technology Holdings Corp. and its wholly-owned subsidiaries, certain of which are Brookside Technology Partners, Inc., US Voice & Data, LLC, an Indiana Limited Liability Company, Standard Tel Acquisitions, Inc a California Corporation, Trans-West Network Solutions, Inc, a California Corporation and Standard Tel Networks, LLC, a California Limited Liability Company. All significant intercompany balances and transactions have been eliminated in consolidation.
Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within three months ~~one year~~ from the date of the financial statements, to be cash equivalents.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.
Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Useful Lives
Telecom equipment	3-5 years
Software	3-5 years
Computer equipment	3-5 years
Furniture, fixtures and leasehold improvements	2-7 years
Property and Equipment (continued)
The Company periodically evaluates the estimated useful lives used to depreciate its assets and the estimated amount of assets that will be abandoned or have minimal use in the future. While the Company believes its estimates of useful lives are reasonable, significant differences in actual experience or significant changes in assumptions may affect future depreciation expense.
Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated, the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.
Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, accounts receivable and unbilled receivables from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk. Accounts receivable and unbilled receivables are generally unsecured. With respect to accounts receivable and unbilled receivables, the Company performs ongoing credit evaluations of customers and generally does not require collateral.
Receivables are concentrated with a small number of customers. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. There were no allowances for credit losses at December 31, 2008 and 2007.
The amounts reported for cash and cash equivalents, receivables, accounts payable, and accrued liabilities are considered to approximate their market values based on comparable market information available at the respective balance sheet dates and their short-term nature. The Company believes that the notes payable fair values approximate their notional value at December 31, 2008.
Inventories
Inventories are comprised primarily of telephone systems ordered for installations, and spare parts or common parts used in telephone system installations and are stated at the lower of cost (first-in, first out) or market through the use of an inventory valuation allowance. In order to assess the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements compared to current or committed inventory levels. Allowance requirements generally increase as the projected demand requirement decreases due to market conditions, technological and product life cycle changes.
Redeemable Securities
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. The Company classified Series B Stock as a liability in the balance sheet and related accretion being charged to interest expense in the statement of operations. On July 3, 2008, pursuant to the Vicis Agreement, Vicis agreed to convert this Series B Stock to Series A Stock. The Series A Stock is not presently redeemable and has been classified in equity in the consolidated financial statements.
Convertible Securities With Beneficial Conversion Features
Under EITF No.00-27, “ Application of EITF Issue No. 98-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates’, to Certain Convertible Instruments,” the Company considered the effect of a beneficial conversion feature of the Series A Stock issued in the December 2007 private placement and subsequently issued to Vicis during 2008. During 2008, the Company has attributed a beneficial conversion feature of $1,983,607 to the Series A Stock based upon the difference between the relative fair value assigned to costs in Series A Stock and the discount assigned to the warrants and zero (minimum basis). The amount attributable to the beneficial conversion feature has been recorded as a dividend to the holders of the Series A Stock during the year ended December 31, 2008. Since the redemption requirement of the Series A Stock is contingent on the occurrence of future events, the Company is not accreting the carrying value of the Series A Stock to redemption value and will not do so until the occurrence of any one of those future events becomes probable.
The Company’s Series A Stock is redeemable under certain conditions, including:
•	The Company effecting a merger or consolidation with another entity

•	The Company sells all or substantially all of the Company’s assets

•	The Company’s shareholders approve a tender or exchange offer, or

•	The Company’s holders of the common stock voluntarily exchange their shares for securities or cash.
Accordingly, upon the occurrence of any one of these events, the Series A Stock will become redeemable and the Company will accrete the carrying value of the Series A Stock to redemption value at that time.
While there may be situations where the common shareholders may be asked to voluntarily exchange their shares for other securities or cash (for example, in connection with a merger, consolidation or share exchange agreement presented to the Company and its shareholders for approval), the Company’s common shareholders do not have any rights allowing them to require that the Company exchange their common shares for any other securities or cash and they cannot require the Company to enter into a merger, consideration, share exchange or tender offer.
Goodwill and Intangibles
Goodwill represents the acquisition costs in excess of the fair value of net tangible and intangible assets of the businesses purchased. This premium paid for the acquisitions is based on management’s belief that the acquired technologies, businesses and engineering talent were of strategic importance in the Company’s growth strategy. Intangible assets consist primarily of the value of intellectual property, customer relationships, non-compete agreements, trademarks and goodwill. Goodwill is evaluated annually for impairment, or earlier if indications of impairment exist. The determination as to whether or not goodwill or other intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the reporting units. Changes in operating strategy and market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.
We do an annual testing of goodwill in accordance with provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long Lived Assets”. In accordance with these provisions, we performed testing of goodwill for impairment by comparing the fair value of the reporting unit with its carrying value including goodwill. If the fair value of the reporting unit exceeded the carrying value including goodwill no further testing for goodwill was deemed necessary. Goodwill included in our books comprises of two reporting units:

BROOKSIDE TECHNOLOGY HOLDINGS CORP.
Notes to Consolidated Financial Statements
1. Goodwill relating to acquisition of USVD
2. Goodwill relating to acquisition of STN
As the STN acquisition was consummated only during September, 2008 we did not perform the impairment testing for goodwill. We tested the goodwill relating to USVD by comparing the fair value of USVD (which is a separate reporting entity ) with the carrying value including goodwill. Based on our testing we assessed the fair value of USVD at December 31, 2008 to be approximately $13.7 million compared to the net book value of the Company of $ 13.6 million. The fair value of the reporting entity was based on EBITDA for the year ended December 31, 2008 which was approximately $ 3.0 million. With a multiple of 4.5 times which is consistent with the amount paid for the STN acquisition and is less than the multiple paid for USVD, the fair value was deemed to be approximately $13.7 million. Accordingly we concluded that no impairment for goodwill exists as of December 31, 2008.
Every quarter we reassess the impact of the economic downtown and changes in market conditions in our assessment of the changes to fair value computation for the above acquisitions. This was reflected in our assessment of fair value computation of USVD where we used a lower multiple of EBITDA in computation of fair value due to economic downtown and changes in market conditions. We will continue to reassess our assumptions underlying our valuation approach.
Note 16 — Acquisition of Standard Tel Networks, LLC
On September 23, 2008, the Company, through its Acquisition Sub, acquired STN, an independent distributor of high quality, turnkey converged voice and data business communications products and services with California offices in the San Francisco Bay Area, Sacramento, San Diego and headquartered in Huntington Beach. The acquisition was conducted pursuant to a previously-disclosed Stock and Membership Interest Purchase Agreement dated July 17, 2008 (the “Purchase Agreement”), and was structured as the acquisition of (a) all of the stock of Trans-West Network Solutions, Inc. (“Trans-West”) from the shareholders of Trans-West (the “Trans-West Shareholders”) and (b) all of the membership interest of STN owned by ProLogic Communication, Inc. (“ProLogic” and collectively with the Trans-West Shareholders, the “Seller Parties”). As previously reported, Trans-West, a holding company with no operations, owns eighty percent (80%) of the membership interest of STN and ProLogic owned the other twenty percent (20%), and, accordingly, the Company now owns (directly, in part, and indirectly through Trans West, in other part) one hundred percent (100%) of STN. Collectively, the forgoing transactions are referred to in this Current Report as the “STN Acquisition.” Prior to the STN Acquisition, the Company did not have any relationships with the Seller Parties.
At the closing of the STN Acquisition, the Company issued to the Seller Parties 40,843,376 shares of the Company’s common stock and paid to the Seller Parties $3,209,263 in cash. However, pursuant to the Purchase Agreement, one-half of such shares are being held in escrow subject to certain post-closing purchase price adjustments and indemnification obligations. On January 8th, 2009, the Company and the Seller Parties completed the analysis of post closing adjustments. This resulted in a cash reduction of the purchase price of $247,059. As a result of the decrease in purchase price, the resulting goodwill has been adjusted down by the cash portion of this amount. The stock portion will be analyzed further subject to additional purchase price adjustments and indemnification obligations due September 23, 2009.
In connection with the STN acquisition, the Company entered into Restrictive Covenant Agreements with the Seller Parties, pursuant to which the Seller Parties, subject to certain limited exceptions, agree not to use or disclose confidential information belonging to the Company or STN and not to compete with the Company nor to solicit its customers or employees. Additionally, the Company caused STN to enter into an Employment Agreement with Michael Promotico, with an initial term of three years, pursuant to which he will serve as STN’s Chief Executive Officer (the “Employment Agreement”). The Employment Agreement contains standard terms and provisions, including non-competition and confidentiality provisions and provisions relating to early termination and constructive termination, and provides for an annual base salary, performance incentives, certain standard benefits and stock options at an exercise price equal to the fair market value of the shares on the closing date.

BROOKSIDE TECHNOLOGY HOLDINGS CORP.
Notes to Consolidated Financial Statements
A summary of the acquisition is as follows:
The Acquisition of STN was accounted for under the purchase method of accounting that requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair market value. The judgments made in determining the estimated fair values assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net income. Additional adjustments may be made to the purchase price based on EBITDA and net assets estimated at the time of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed, based on estimated fair values at the date of the acquisition.
An initial preliminary allocation has been made to intangible assets as of the December 31, 2008. Management will determine the proper value of intangible assets acquired from STN and allocate any additional adjustments of the goodwill to intangible assets within the twelve months after the acquisition date.
Operating results from the acquired business is included in the condensed consolidated statements of operations from the date of acquisition. A summary of the purchase price allocation is as follows:

Purchase price -
Cash paid	$2,982,667
Stock issued	1,169,755
Legal & other acquisition costs	259,210

Acquisition costs	4,411,631
Net fair value of assets acquired and liabilities assumed	(56,696)

Excess of cost over fair value of tangible assets acquired	$4,354,936
Value assigned to customer contracts acquired	(900,000)

Goodwill acquired	$3,454,936

Fair value of assets acquired and liabilities assumed -
Cash acquired	$522,319
Accounts receivable	1,176,392
Inventory and work in progress	902,777
Property and equipment	122,677
Other assets	42,593
Accounts payable and accrued expenses	(780,015)
Customer deposits and deferred income	(1,842,579)
Installment loan	(87,468)

Net fair value of assets acquired and liabilities assumed	$56,696

The following unaudited pro forma financial information presents the results of operations for the years ended December 31, 2008 and 2007 as if the acquisitions had occurred at the beginning of each period presented. The pro forma financial information has been adjusted for the effect of interest paid on the term loan and the reduced interest earned on cash used in the acquisitions of USVD and STN. The pro forma financial information for the combined entities has been prepared for comparative purposes only and is not indicative of what actual results would have been if the acquisitions had taken place at the beginning of each period presented, or of future results.

	(Unaudited)
	Year ended December 31,
	2008	2007
Pro forma net revenues	$28,703,526	$27,593,267
Pro forma net income (loss)	(6,191,510)	(14,145,266)

Pro forma net income per share:
Diluted	$(0.06)	$(0.11)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q/A

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number ~~333-133253~~0-52702
BROOKSIDE TECHNOLOGY HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Florida	20-3634227

State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
15500 Roosevelt Blvd, Suite 101
Clearwater, FL 33760
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code (727) 535-2151
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒
Number of shares outstanding of registrant’s class of common stock as of August 14, 2009: 146,657,102

Brookside Technology Holdings Corp.
Notes to Unaudited Consolidated Financial Statements
Note 1 — Basis of Presentation and Nature of Business
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of Brookside Technology Holdings Corp., a Florida corporation (the “Company”), have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete consolidated financial statements. These unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company’s Form 10-K for the fiscal year ended December 31, 2008. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments that are of a normal recurring nature and which are necessary to present fairly the financial position of the Company as of June 30, 2009 and December 31, 2008, and the results of operations and cash flows for the quarters and six months ended June 30, 2009 and 2008. The results of operations for the quarter and six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the entire fiscal year.
Operations
Brookside Technology Holdings Corp., (the “Company”), is the holding company for Brookside Technology Partners, Inc., a Texas corporation (“Brookside Technology Partners”), US Voice & Data, LLC, an Indiana Limited Liability Company (“USVD”), Standard Tel Acquisitions, Inc, a California Corporation (“Acquisition Sub”), Trans-West Network Solutions, Inc., (“Trans-West”), a California Corporation and Standard Tel Networks, LLC, a California Limited Liability Company (“STN”) and all operations are conducted through these wholly owned subsidiaries.
Collectively, the subsidiary companies are providers of converged business communications products and services from Mitel, Inter-tel (owned by Mitel), Nortel and NEC. The Company, as the 2nd largest MITEL dealer, is recognized as a Diamond Dealer. The Company combines technical expertise in a range of communications products, including IP-enabled platforms, wired and wireless IP and digital endpoints and leading edge communications applications to create converged voice, video and data networks that help businesses increase efficiency and optimize revenue opportunities, critical for success in today’s competitive business environment. Specializing in selling, designing, analyzing and implementing converged Voice over IP (VoIP), data and wireless business communications systems and solutions for commercial and state/government organizations of all types and sizes in the United States, the Company has offices that provide a national footprint. Headquartered in Huntington Beach, California, STN has offices in the San Francisco Bay Area, Sacramento, and San Diego. Headquartered in Austin, Texas, Brookside Technology Partners serves the Texas market. Headquartered in Louisville, Kentucky, USVD serves the Kentucky and Southern Indiana markets, operating out of offices in Louisville, Lexington and Indianapolis. Combined, revenues from new implementations represent approximately 50% of the Company’s revenues with the remaining 50% generated by service, support, maintenance and other recurring revenues from our existing customer base.
The Company does not believe that the Nortel bankruptcy materially impacted its first and second quarter results of operations and does not believe it will have a material impact on future revenues. As a percentage of total sales, Nortel represents the least amount of products sold. Only Brookside Technology Partners, Inc., the Company’s subsidiary in Texas, sells Nortel. Further, Nortel products remain available to the Company notwithstanding the bankruptcy. Additionally, while Brookside Technology Partners, Inc. has and will continue to support existing Nortel customers with Nortel products, it can transition new and future customers to Mitel and NEC products.
Note 2 — Liquidity and Capital Resources
These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of obligations in the normal course of business. The Company generated significant net losses in the prior three fiscal years.
The Company has cash and cash equivalents of $~~1,087,872~~692,678 at June 30, 2009. Additionally, effective August 13, 2009, the Company and its senior creditor, Chatham Credit Management III, LLC (“Chatham”), further updated its letter agreement dated May 29, 2009 pursuant to which, among other things, Chatham agreed, for the period July 31, 2009 through June 30, 2010 to suspend the Company’s compliance of the minimum fixed charge coverage ratio and maximum leverage ratio contained in the credit agreement. The Company is in full compliance with its financial covenants under this agreement.
Additionally, effective June 1, 2009, the Company entered into a Securities Purchase Agreement with Vicis Capital Master Fund, a sub-trust of Vicis Capital Series Master Trust, and the Company’s largest preferred stockholder (“Vicis”), pursuant to which Vicis invested an additional $1,000,000 in the Company and the Company issued to Vicis 1,000,000 shares of the Company’s Series A Convertible Preferred Stock and a warrant to purchase 100,000,000 shares of Common Stock at an exercise price of $0.01 per share.
The Company sustained a loss for the three months and six months ended June 30, 2009 of approximately $1.0 million and $2.4 million, respectively, and has a retained deficit of approximately $19.9 million. These losses were primarily due to the amortization expense related to the accounting treatment of warrants issued in connection with the debt raised to fund the USVD acquisition. For the six months ended June 30, 2009, the Company had net cash used in operations of approximately, $1 million. Historically, the Company has relied on borrowings and equity financings to maintain its operations. The Company believes it has enough cash to operate for the coming year with its cash on hand, cash to be generated from operations and the borrowing availability on its credit lines. However, the recent economic downturn could have a material effect on its business operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.
Management is focused on managing costs in line with estimated total revenues for the balance of fiscal 2009 and beyond, including contingencies for cost reductions if projected revenues are not fully realized. However, there can be no assurance that anticipated revenues will be realized or that the Company will successfully implement its plans. Additionally, the Company is in discussions with its senior and subordinated lender regarding obtaining additional financing to execute its business plan.
Note 3 — Significant Accounting Policies
The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP) and to the practices within the telecommunications industry. There have been no significant changes in the Company’s significant accounting policies during the three and six months ended June 30, 2009 compared to what was previously disclosed in the Company’s Annual Report on 10-K for the year ended December 31, 2008.
Principles of Consolidation
The consolidated financial statements include the accounts of Brookside Technology Holdings Corp. and its wholly-owned subsidiaries, certain of which are Brookside Technology Partners, Inc., US Voice & Data, LLC, an Indiana Limited Liability Company, Standard Tel Acquisitions, Inc a California Corporation, Trans-West Network Solutions, Inc, a California Corporation and Standard Tel Networks, LLC, a California Limited Liability Company. All significant intercompany balances and transactions have been eliminated in consolidation.
Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within three months ~~one year~~ from the date of the condensed consolidated financial statements, to be cash equivalents.

2

Liquidity and Capital Resources
The Company has cash and cash equivalents of $692,678~~1,087,872~~ at June 30, 2009. Additionally, effective August 13, 2009, the Company and its senior creditor, Chatham Credit Management III, LLC (“Chatham”), further updated its letter agreement dated May 29, 2009 pursuant to which, among other things, Chatham agreed, for the period July 31, 2009 through June 30, 2010 to suspend the Company’s compliance of the minimum fixed charge coverage ratio and maximum leverage ratio contained in the credit agreement. The Company is in full compliance with its financial covenants under this agreement.
Additionally, effective June 1, 2009, the Company entered into a Securities Purchase Agreement with Vicis Capital Master Fund, a sub-trust of Vicis Capital Series Master Trust, and the Company’s largest preferred stockholder (“Vicis”), pursuant to which Vicis invested an additional $1,000,000 in the Company and the Company issued to Vicis 1,000,000 shares of the Company’s Series A Convertible Preferred Stock and a warrant to purchase 100,000,000 shares of Common Stock at an exercise price of $0.01 per share.
The Company sustained a loss for the three months and six months ended June 30, 2009 of approximately $1.0 million and $2.4 million, respectively, sustained losses in 2008 and 2007 and has a retained deficit of approximately $19.7 million. These losses were primarily due to the amortization expense related to the accounting treatment of warrants issued in connection with the debt raised to fund the USVD acquisition. For the six months ended June 30, 2009, the Company had net cash used in operations of $1,032,626. Historically, the Company has relied on borrowings and equity financings to maintain its operations. The Company believes it has enough cash to operate for the coming year with its cash on hand, cash to be generated from operations and the borrowing availability on its credit lines. However, the recent economic downturn could have a material effect on its business operations.
The Company intends to acquire other similar companies and will require additional funds either through borrowings or by raising additional equity.
Item 4T. Controls and Procedures
Disclosure Controls and Procedures
Our management, including our Chief Executive Officer and Chief Financial Officer (our Principal Executive Officer and Principal Financial Officer), has evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended), as of the period ended June 30, 2009, the period covered by this Quarterly Report on Form 10-Q. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2009 to ensure the timely collection, evaluation and disclosure of information relating to our company that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. This is based on the following two extraordinary events:
(1)	As disclosed in Note 2 to the Financial Statements, the Company was not in compliance with the leverage ratio imposed by the Chatham Senior Loan in the first quarter of 2009. The Company’s management and board of directors devoted a significant amount of time to the negotiation of a modification to the ratio requirement and to the impact the Company’s non-compliance was having on its liquidity. As further disclosed in Note 2 to the Financial Statements, effective August 13, 2009, among other things, Chatham agreed to suspend the Company’s obligation to comply with the leverage and debt coverage ratios for the period July 31, 2009 through June 30, 2010.

(2)	On May 12, 2009, Messers. Fischer and Diamond ceased working for the USVD, alleging that their employment was “constructively terminated” and that their non-competition agreements were null and void. Shortly thereafter, several other USVD employees resigned from USVD and went to work for a new company, which the Company believes is owned by Messers. Fischer & Diamond and/or some of their family members, either directly or indirectly. This new company shortly thereafter began soliciting the Company’s vendors and customers. As a result, management and the board of directors were required to personally devote a significant amount of time and effort to stabilize the situation at USVD.
As a result of the foregoing unique demands incurred in 2009, the audit committee and management were not able to perform in a complete manner the disclosure controls and procedures in order to determine that such disclosure controls and procedures were effective for the quarter ended June 30, 2009.

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BROOKSIDE TECHNOLOGY HOLDINGS CORP
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2009 and 2008
Unaudited

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(2,360,202)	$(3,673,323)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	70,863	66,809
Amortization of loan discounts and intangibles	993,387	2,670,524
Non-cash interest expense	232,544	518,069
Loss on disposal of fixed assets	6,717	—
Bad debt expense	26,700	—
Stock based compensation	24,364	115,500
(Increase) decrease in:
Accounts receivable	587,653	(714,549)
Inventory	(259,418)	(283,631)
Deferred contract costs	70,099	(526)
Prepaid expenses	(16,753)	(23,700)
Deposits and other assets	(58,132)	(54,418)
Increase (decrease) in:
Accounts payable and accrued expenses	(195,592)	754,624
Accrued payroll liabilities	(146,344)	20,166
Billings in excess of revenues	107,522	209,928
Income taxes payable	(160,000)	—
Other current liabilities	43,966	(59,790)
	1,327,576	3,219,006

NET CASH USED IN OPERATING ACTIVITIES	(1,032,626)	(454,317)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(43,174)	(83,912)
Cash used for restricted cash	(26,528)
Cash used for cash collateral	(233,334)	—
Cash provided by cash collateral	1,238,903	—
Deposits and other assets related to the acquisition of Standard Tel Networks, LLC (“STN”)	—	(65,000)
Acquisition of US Voice & Data, LLC (“USVD”) additional EBITDA Earnout	(61,634)	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	874,233	(148,912)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long term debt	464,891	6,958,275
Proceeds from issuance of Series A preferred stock, net of issuance costs of $70,000	930,000	—
Repayment of long term debt	(1,379,345)	(6,309,073)

NET CASH PROVIDED BY FINANCING ACTIVITIES	15,546	649,202

NET INCREASE (DECREASE) IN CASH	(142,847)	45,973

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	835,525	187,846

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$692,678	$233,819

SUPPLEMENTAL DISCLOSURE
Income taxes paid	$—	$(364,690)

Interest paid	$679,711	$(17,147)

Non-cash financing and investing activities Accretion of preferred stock dividend	$488,524	$83,936

Accrued interest added to note payable balance	$—	$503,893

Cashless exercise of warrants	$3,857	$—

Warrant value and beneficial conversion feature assigned from Vicis Series A preferred issuance	$930,000	—

Conversion of series A preferred stock to common stock	$20,026	$260,328

See accompanying notes to these unaudited consolidated financial statements.

4